Exhibit 21.1

SIFCO Industries, Inc.
Subsidiaries of the Company
September 30, 2017

Subsidiary	State of Jurisdiction of Incorporation

SIFCO Custom Machining Company	Minnesota
T&W Forge, LLC	Ohio
SIFCO Turbine Component Services LLC	Ohio
SIFCO Irish Holdings, Limited	Ireland
SIFCO Turbine Components Limited	Ireland
Quality Aluminum Forge, LLC	Ohio
General Aluminum Forgings, LLC	Ohio
SIFCO Italy Holdings, S.R.L.	Italy
C Blade S.p.A. Manufacturing & Forging	Italy